Mail Stop 0405
June 14, 2005

Mr. Floyd H. Panning
Chief Executive Officer
Electropure, Inc.
23456 South Pointe Drive
Laguna Hills, California 92653

      Re:	Electropure, Inc.
      	Preliminary Information Statement on Schedule 14C
      Filed May 16, 2005
      File No. 0-16416

Dear Mr. Panning:

      We have limited our review of your filing to those issues we have addressed in our comment below and the ones issued in our letter dated June 8, 2005. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Purpose of the Transaction, page 5

1. We note that on April 19, 2005, the Company entered into a
Purchase
and Sale Agreement to sell substantially all of the assets of the
EDI
subsidiary to Snowpure, LLC, a Nevada limited liability company, formed by EDI`s General Manager, Michael Snow, for the purpose of this transaction. Please provide your analysis regarding whether the proposed transaction is part of a "Rule 13e-3 transaction" as defined in paragraph (a)(3) of that regulation.  Please note that this term
encompasses any series of transactions involving one or more transactions described in paragraph (a)(3)(i) of the rule and having
an effect as described in (a)(3)(ii) of the rule.   We may have
further comment.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Jason Wynn at (202) 551-3756 or the undersigned at (202) 551-3685 with any questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							Tangela S. Richter
							Branch Chief

cc:	J. Wynn

      via facsimile

      James J. Scheinkman
      Snell & Wilmer
            (949) 955-2507

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Mr. Floyd H. Panning
Electropure, Inc.
June 14, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE